Exhibit 12.1

SCHEDULE OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,					Three Months Ended March 31,
	2009	2010	2011	2012	2013	2014
Earnings:
Income (loss) before income taxes and cumulative effect of accounting change	$(41,848)	$(20,804)	$53,969	$116,453	$(27,568)	$(29,254)
Interest expense	55,857	72,307	86,192	93,200	93,890	20,368
(Gain)/loss on investment in equity investees in excess of distributed earnings	164	2,243	—	361	958	917
Amortization of capitalized interest	152	267	170	115	381	100
Loan cost amortization	—	—	523	2,906	2,928	737

Earnings	$14,325	$54,013	$140,854	$213,035	$70,589	$(7,132)

Fixed Charges:
Interest expense	$55,857	$72,307	$86,192	$93,200	$93,890	$20,368
Capitalized interest	2,764	593	883	2,249	1,131	109
Loan cost amortization	—	—	523	2,906	2,928	737

Fixed Charges	$58,621	$72,900	$87,598	$98,355	$97,949	$21,214

Ratio of Earnings to Fixed Charges	0.2	0.7	1.6	2.2	0.7	(0.3)
Insufficient Coverage	$44,296	$18,887	$—	$—	$27,360	$28,346